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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           The Interlake Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $1.00 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  458702-10-7
        _______________________________________________________________
                                (CUSIP Number)

Paul R. Wood, Madison Dearborn Partners
Three First National Plaza, Suite 3800, Chicago, IL  60602  (312) 895-1150
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 1, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 458702-10-7                                     PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Madison Dearborn Partners VIII
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois general partnership
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,103,118

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,103,118

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,103,118

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.55%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This Statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of The Interlake Corporation, a Delaware corporation (the "Company").

          The address of the Company's principal executive office is 550 Warrenville Road, Lisle, IL 60532-4387.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed by Madison Dearborn Partners VIII, an Illinois general partnership ("MDP"), by virtue of its direct beneficial ownership of Common Stock. The general partners of MDP are:

                    John A. Canning, Jr.        William J. Hunckler III
                    Kent P. Dauten              Gary J. Little
                    Paul R. Wood                Benjamin D. Chereskin
                    Samuel M. Mencoff           Thomas R. Reusche
                    Paul J. Finnegan            James N. Perry, Jr.
                                                Justin S. Huscher

          (b) The address of the principal business and principal office of MDP is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.

          (c)  MDP is a general partnership composed of eleven individuals.

          (d) During the past five years, neither MDP nor, to the best knowledge of MDP, any of its general partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither MDP nor, to the best knowledge of MDP, any of its general partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) MDP is an Illinois general partnership and all of its general partners are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On December 1, 1997, MDP acquired 600 shares of the Company's Series A-3 Preferred Stock (the "Series A Preferred") from Bost & Co and 500 shares of Series A Preferred from Tellus & Co, which in the aggregate are convertible into 263,789 shares of Common Stock. The aggregate purchase price was $1,305,755.40 payable in cash. The source of the funds for the purchase price was obtained by MDP from borrowings from a commercial bank. MDP purchased the Series A Preferred solely for investment purposes.

Item 4.   Purpose of Transaction.
          ----------------------

          On June 18, 1992, MDP and First Capital Corporation of Chicago ("FCCC") acquired shares of the Company's Series A-2 Preferred Stock and filed a joint statement on Schedule 13D with First Chicago Corporation ("FCC") reporting such transactions. At the time of the purchase of such shares, the general partners of MDP were executive employees of FCCC. Since such time, MDP's general partners have left the employment of FCCC and are no longer affiliated with FCCC or FCC. Therefore, MDP has elected to withdraw from the original joint filing on Schedule 13D by FCC, FCCC and MDP.

          After the purchase of the Series A Preferred on December 1, 1997, MDP beneficially owned only 4.55% of the Common Stock and as a result is no longer subject to the filing requirements under Section 13(d) of the Securities Exchange Act of 1934.

          MDP hereby terminates and withdraws its filing under Section 13(d) and submits this statement as its final filing.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          (a) The shares of Series A Preferred owned beneficially by MDP are convertible (subject to certain conditions) into approximately 4.55% of the outstanding Common Stock.

          (b) MDP has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 538,461 shares of Common Stock deemed beneficially owned by MDP (assuming conversion of all of the Series A Preferred purchased by MDP in June 1992 and December 1997.)

          (c) Except for the consummation of the transaction on December 1, 1997, neither MDP nor, to the best knowledge of MDP, any of its general partners, has effected any transaction in shares of Common Stock during the past 60 days.

          (d) No person other than MDP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e) The general partners left the employment of FCCC on January 4, 1993.

Item 6.   Not applicable

Item 7.   Not applicable

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  December 8, 1997                MADISON DEARBORN PARTNERS VIII


                                        By:   /s/ Paul R. Wood
                                              -----------------------------
                                        Its:  General Partner